SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR PLACES ORDER FOR UP TO 200 NEW
BOEING 737 MAX 200 AIRCRAFT WORTH UP TO $22BN

RYANAIR BECOMES LEAD OPERATOR OF "GAMECHANGER" AIRCRAFT, WHICH FIRST DELIVERS IN 2019 & WILL FACILITATE GROWTH FROM 112M CUSTOMERS IN 2019 TO 150M BY 2024

Ryanair, the world's biggest international scheduled airline, today (8th Sept) signed an agreement with Boeing to purchase up to 200 new Boeing 737 MAX 200 "gamechanger" aircraft (100 firm & 100 options). When finalised and all options exercised, this deal will be worth over $22bn at current list prices. Ryanair becomes the lead customer for this new aircraft which for Ryanair will feature 197 seats (8 more than Ryanair's existing 737-800s) and new CFM LEAP-1B engines, which combined with aerodynamic improvements will reduce fuel consumption by up to 18% in Ryanair's configuration and reduce operational noise emissions by 40%. This will further reduce Ryanair's industry leading low costs, and these savings will be passed on via lower fares to Ryanair's customers, which will now grow from 82m in 2014 to over 150m customers p.a. by the end of the delivery stream in FY2024.

This new agreement was signed by Ryanair CEO Michael O'Leary, and Boeing Commercial Airplanes President and CEO Ray Conner, in New York this morning (8th Sept). Following approval by Ryanair's shareholders at an EGM in late November, this order will become Boeing's largest ever aircraft order from a European airline. It will sustain thousands of skilled manufacturing jobs in Boeing and its supplier companies and represents the largest ever capital investment by an Irish company in US manufacturing and jobs.

These new Boeing 737 MAX 200s contain new features which will significantly lower Ryanair's operating costs, including:-
1. 197 seats (8 more than Ryanair's existing 189 seat fleet)
2. New Boeing Sky Interior to enhance customers' onboard experience
3. New slimline seats which will provide more leg room (avg. over 30 inches)

4. New CFM LEAP-1B engines, which combined with the Advanced Technology winglet and other aerodynamic improvements, will reduce fuel consumption by up to 18% in Ryanair's configuration and reduce operational noise emissions by 40%

Ryanair enters into this new aircraft agreement, the day before it takes delivery of the first of 180 new Boeing 737-800 aircraft. The current 180 aircraft order will see Ryanair's fleet grow from 304 to 420 (allowing for lease returns), and traffic rise from 82m last year to over 112m by 2019. Becoming the lead operator for the Boeing 737 MAX 200 aircraft secures Ryanair's future growth during the period 2019 to 2024 in which Ryanair's fleet will rise to 520 aircraft (allowing for sales and lease returns) while traffic almost doubles from 82m in FY2014 to 150m passengers p.a. by FY2024.

Announcing the new Boeing 737 MAX 200 order, Ryanair's CEO Michael O'Leary said:

    "Ryanair is proud and honoured to become the lead operator of Boeing's "gamechanger" 737 MAX 200 aircraft which will expand our fleet to 520 aircraft by 2024 and create another 3,000 new jobs for pilots, cabin crew and engineers in Europe, while allowing us to grow traffic from 82m last year to over 150m p.a. by FY2024.

    These new "gamechanger" aircraft will allow Ryanair to lower our costs and airfares, while improving our customer experience with more leg room and the Boeing Sky Interior, as we roll out new offers, particularly for our Business Plus and Family Extra customers. As many of Europe's flag carriers cut capacity on short haul routes, Ryanair looks forward to using these new Boeing 737 MAX 200 aircraft to grow at many more of
    Europe's primary airports.

    As I travel to Seattle tomorrow (9th September) to take delivery of the first of our 180 new Boeing Next-Generation 737-800 aircraft, I'm proud that Ryanair operates the largest fleet of Boeing airplanes in Europe, that we will grow over the next decade to 150m customers annually, while at the same time cutting our fuel consumption by 18% and operational noise emissions by 40%. We will also create more than 3,000 new jobs and exciting promotion opportunities for Ryanair's pilots, cabin crew and engineers. Ryanair is proud to be chosen by Boeing as the lead operator of Boeing's new "gamechanger" 737 MAX 200 and we're proud to be investing over $22bn in high quality US manufacturing and jobs."

Boeing Commercial Airplanes President and CEO Ray Conner said:

    "The 737 MAX 200 is the perfect fit for Ryanair, providing improved efficiencies, 20% lower emissions, increased revenues and a high level of passenger comfort. The new variant will play a significant role in enabling the airline to continue to expand its operations, while providing passengers across Europe with outstanding value. For everyone at Boeing, it is an honour to launch the 737 MAX 200 with Ryanair, one of the world's most successful all-Boeing operators."

ENDS

For further information
please contact:
                 Robin Kiely                      Joe Carmody
                                                                             Ryanair Ltd                                       Edelman Ireland
                                                                             Tel: +353-1-9451212                         Tel: +353-1-6789333
                                                                             press@ryanair.com                         ryanair@edelman.com

                                                                             Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 September, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary